Exhibit 99.1

COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Parktown Townhouses
500 W. Pasadena Boulevard and 146 Center Court
Deer Park, Texas 77536

June 7, 2010
Mr. Derek McCandless
Shelter Realty IV Corporation
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Parktown Townhouses 500 W. Pasadena Boulevard and 146 Center Court Deer Park, Texas 77536
Dear Mr. McCandless:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as requested by our April 13, 2010 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of May 25, 2010, the date the property was inspected by the appraiser. The report has been prepared for Shelter Realty IV Corporation for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of two tracts of land that contain a total area of 25.74 ± acres (18.58 acres at 500 W. Pasadena Boulevard and 7.16 acres at 146 Center Court). The two parcels are improved with a total of 309 apartment units that were originally built in 1969 as two phases of one complex now known as the Parktown Townhouses. The improvements located at 500 W. Pasadena Boulevard (referred to by management as the Phase I section of the property) contain 215 townhouse units while the improvements located at 146 Center Court (referred to by management as the Phase II section) contain 94 units. The improvements consist of 78 single-story residential structures that contain a total rentable area of 350,583 square feet. Additional site improvements and project amenities include an on-site management office, a swimming pool, two playground areas, concrete paved internal right-of-ways, alleyways and parking pads and mature landscaping.
Parktown Townhouses is classified as a Class B apartment community by local market standards. The property is operating at stabilized occupancy and is in average physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of May 25, 2010, is:
TWENTY-ONE MILLION SIX HUNDRED THOUSAND DOLLARS
($21,600,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Derek McCandless	June 7, 2010
Shelter Realty IV Corporation	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner

Parktown Townhouses Apartments	April 17,2010
Deer Park, Texas	Page i
TABLE OF CONTENTS
INTRODUCTION

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	4
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA
Regional and Area Analysis	6
Neighborhood Analysis	13
Site Analysis	16
Improvement Analysis	18
Real Estate Assessments and Taxes	22

MARKET ANALYSIS
Apartment Market Analysis	24
Market Rent Analysis	27

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	38
Valuation Process	40
Income Capitalization Approach	42
Sales Comparison Approach	51
Reconciliation and Final Value Conclusion	56

ADDENDA
Additional Subject Property Photographs
Improved Sales Photographs
Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
I, Steven J. Goldberg, MAI, CCIM, certify that to the best of my knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
I have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
No one other than the undersigned assisted in the preparation of this appraisal.
I made a personal inspection of the property that is the subject of this appraisal on May 25, 2010.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
I have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page iii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size, unit count and other details pertaining to the existing improvements. All information utilized is assumed accurate for valuation purposes.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page v
SUBJECT PROPERTY PHOTOGRAPHS
View of leasing office within a typical building in Phase I section
View of entrance to Phase II section
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REGIONAL MAP
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NEIGHBORHOOD MAP
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SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	May 25, 2010

Date of Inspection	May 25, 2010

Property Name	Parktown Townhouses

Property Address	500 W. Pasadena Boulevard and 146 Center Court, Deer Park, Texas 77536

Property Location	The subject property consist of two land parcels that were developed as two phases of one complex now known as the Parktown Townhouses. The Phase I site is located along the south side of W. Pasadena Boulevard, approximately 1/4 mile west of Center Street. The Phase II site is located along the east side of Center Street, approximately 1/4 mile north of Pasadena Boulevard. The two subject sites are located less than one-half mile apart from each other in the City of Deer Park. Deer Park is located just east of Pasadena approximately 15 miles southeast of downtown Houston.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of May 25, 2010, free and clear of mortgage financing. The appraisal was prepared for Shelter Realty IV Corporation to provide a valuation of the property for clients use in asset evaluation and financial reporting purposes.

Site Size	The property located at 500 W. Pasadena Boulevard contains 18.58 ± acres and is irregular in shape. The property at 146 Center Court contains 7.16 ± acres and in generally rectangular in shape. The combined land area equates to approximately 25.74 acres.

Zoning	“MF-1” Multiple Family Low Density — City of Deer Park

Improvements	The two parcels are improved with a total of 309 apartment units that were originally built in 1969 as two phases of one complex now known as the Parktown Townhouses. The improvements located at 500 W. Pasadena Boulevard contain 215 townhouse units while the improvements located at 146 Center Court contain 94 units. The improvements consist of 78 single-story residential structures that contain a total rentable area of 350,583 square feet. Additional site improvements and project amenities include an on-site management office, a swimming pool, two playground areas, concrete paved internal right-of-ways, alleyways and parking pads and mature landscaping.

Parktown Townhouses is classified as a Class B apartment community by local market standards. The property is operating at stabilized occupancy and is in average physical condition in comparison to substitute properties of similar age and characteristics.
COGENT Realty Advisors, LLC

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Tax Identification (Harris County Appraisal District)	500 W. Pasadena: 1015290000002, 1015300000001 and 1015310000001 146 Center Court: 1023400000001

2009 Assessed Value	$9,394,437

2010 Preliminary Assessed Value	$9,336,684

Highest and Best Use
As If Vacant	Multifamily residential development.
As Improved	Continued use of the existing improvements.
VALUATION INDICATIONS
     Income Capitalization

Stabilized NOI	$1,731,124
Cap Rate	8.00%
Capitalized Value	$21,600,000
Value per Unit	$69,903
Value per Sq Ft	$61.59

Sales Comparison	$21,600,000
Value per Unit	$70,000
Value per Sq Ft	$61.67

Cost Approach	N/A

APPRAISED VALUE	$21,600,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of the land and improvements at 500 W. Pasadena Boulevard and 146 Center Court within the city of Deer Park, Harris County, Texas, known as Parktown Townhouses.

The Harris County Assessor identifies the property by Tax Parcel Identification Numbers 1015290000002, 1015300000001 and 1015310000001 (500 W. Pasadena Boulevard) and 1023400000001 (146 Center Court). Per assessor records, the four parcels contain a combined land area of 25.74 ±-acres. Client provided rent roll data indicates that there are a total of 309 dwelling built upon the four tax parcels.

Sales History of the Subject Property
According to public records, ownership of the subject property is vested in Shelter Properties IV Limited Partnership, c/o Insignia Management. We are not aware of any arms length transfers of ownership within the three- year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal
The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:
1.	Inspected the subject property and its environs.

2.	Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3.	Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4.	Investigated lease and sale transactions involving comparable properties in the influencing market.

5.	Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6.	Utilized appropriate appraisal methodology to derive estimates of value.

7.	Reconciled the estimates of value into a single value conclusion.
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Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:
1.	Consummation of a sale occurs as of a specified date.

2.	An open and competitive market exists for the property interest appraised.

3.	The buyer and seller are each acting prudently and knowledgably.

4.	The price is not affected by undue stimulus.

5.	The buyer and seller are typically motivated.

6.	Both parties are acting in what they consider their best interest.

7.	Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8.	Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9.	The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Shelter Realty IV Corporation It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to
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achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:
•	The time a property remains on the market.

•	The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties; however marketing times have increased over the past year. Conventional sources of capital are limited in the current economic environment. Mortgage underwriting has become more conservative over the past year and a greater level of equity is now required to obtain financing. This factor has caused overall capitalization rates and investment yields to increase over the recent past and has impacted sales activity for most types of commercial real estate.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey First Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 8.03 months, up from 6.7 months. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
COGENT Realty Advisors, LLC

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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

Overview	Located in the City of Deer Park, the subject property is located in the Houston MSA, approximately 15 miles southeast of downtown Houston. Houston is the largest city in the state of Texas and the fourth-largest in the United States. The city covers more than 600 square miles. Houston is the county seat of Harris County and part of the Houston-Sugar Land-Baytown metropolitan area, the sixth-largest metropolitan area in the U.S., with a population of more than 5.5 million.

Houston is world-renowned for its energy (particularly oil) and aeronautics industries, and for its ship channel. The area is also the world’s leading center for building oilfield equipment. The Port of Houston ranks first in the country in international commerce and is the sixth-largest port in the world. Second only to New York City in Fortune 500 headquarters, Houston is the seat of the internationally-renowned Texas Medical Center, which contains the world’s largest concentration of research and healthcare institutions.

Houston is ranked as one of 11 U.S. world-class cities by the Globalization and World Cities Study Group & Network. The city has a vibrant visual and performing arts scene as Houston is one of the five U.S. cities that offer world-class, year-round resident companies in all major performing arts. In addition, the Houston Theater District is ranked second in the country for the number of theatre seats per capita in a concentrated downtown area. The city is within proximity to beaches on Galveston Island as well as one of the United States largest concentrations of pleasure boats.

An analysis of population, employment, and income trends for the Houston MSA and the State of Texas is performed using data provided by NPA Data Services, a recognized source.

Population	Historical and projected population trends for the Houston MSA are charted below:
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POPULATION TRENDS

Houston MSA

The population of the Houston MSA increased at a compounded annual rate of 2.37% from 2004 to 2009. For the same time period, the State of Texas grew at a compounded annual rate of approximately 1.95%. Over the last ten years the Houston MSA’s average annual compound change was 2.35%, compared to 1.87% for State of Texas.

Looking ahead, both the Houston MSA and the State of Texas are anticipated to experience continued growth, with future population estimates reflecting growth rates less than those experienced in the past. For the period 2009 to 2019, the populations of the Houston MSA and the State of Texas are expected to increase by an average annual compound rate of 1.77% and 1.58%, respectively. For the next five years, the population of the Houston MSA should grow faster than the 10-year average.
POPULATION TRENDS COMPARISON

		State of Texas		Houston MSA
	Year	Population (000’s)	% Change	Population (000’s)	% Change

Historical	1999	20,557.1		4,644.5
	2004	22,454.8	9.2%	5,209.0	12.2%
	2005	22,844.0	1.7%	5,321.5	2.2%
	2006	23,407.7	2.5%	5,507.6	3.5%
	2007	23,904.4	2.1%	5,628.1	2.2%
	2008	24,321.1	1.7%	5,743.1	2.0%
Current	2009	24,734.4	1.7%	5,856.4	2.0%
Projected	2010	25,144.0	1.7%	5,968.0	1.9%
	2011	25,552.9	1.6%	6,078.9	1.9%
	2012	25,963.0	1.6%	6,189.8	1.8%
	2013	26,376.4	1.6%	6,301.4	1.8%
	2014	26,795.2	1.6%	6,414.4	1.8%
	2019	28,922.7	7.9%	6,981.8	8.8%

Average Annual		Historical
Compound Change		Past 5 years	1.95%		2.37%
		Past 10 years	1.87%		2.35%
		Projected
		Next 5 years	1.61%		1.84%
		Next 10 years	1.58%		1.77%

Employment	Employment trends for both the Houston MSA and the State of Texas should follow a pattern similar to the population trends for these areas,
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although at higher rates of increase. From 2004 to 2009, the Houston MSA’s employment grew at an average annual compound rate of 2.55% compared to 2.34% for the State of Texas. These figures indicate that the Houston MSA surpassed the State of Texas in employment growth over the last five years. Looking back ten years, the Houston MSA’s employment grew at an average annual compound rate of 1.96%, compared to State of Texas’s growth rate of 1.77%.

Over the next five and ten years the Houston MSA employment growth should exceed the State of Texas growth rate. From 2009 to 2014, the Houston MSA should grow by a 2.29% average annual growth rate, while the long term projection, 2009 to 2019, is for a 2.13% increase. For the same periods, employment in the State of Texas is expected to grow at average annual compound rates of 2.13% and 1.99%, respectively. Employment gains are a strong indicator of economic health and generally correlate with real estate demand. Historically, the Houston MSA has exceeded the State of Texas’s growth rate, suggesting that the Houston MSA’s relative position is stable.

Employment trends for the Houston MSA and the State of Texas are presented below.
NON-FARM EMPLOYMENT TRENDS COMPARISON

		State of Texas		Houston MSA
	Year	Population (000’s)	% Change	Population (000’s)	% Change

Historical	1999	11,657.7		2,764.8
	2004	12,379.9	6.2%	2,958.2	7.0%
	2005	12,734.8	2.9%	3,044.1	2.9%
	2006	13,240.1	4.0%	3,177.1	4.4%
	2007	13,535.3	2.2%	3,255.9	2.5%
	2008	13,708.5	1.3%	3,303.1	1.5%
Current	2009	13,897.6	1.4%	3,355.5	1.6%
Projected	2010	14,182.5	2.1%	3,430.3	2.2%
	2011	14,540.6	2.5%	3,522.9	2.7%
	2012	14,881.1	2.3%	3,610.9	2.5%
	2013	15,153.3	1.8%	3,682.5	2.0%
	2014	15,441.3	1.9%	3,757.8	2.0%
	2019	16,918.6	9.6%	4,141.0	10.2%

Average Annual		Historical
Compound Change		Past 5 years	2.34%		2.55%
		Past 10 years	1.77%		1.95%
		Projected
		Next 5 years	2.13%		2.29%
		Next 10 years	1.99%		2.13%

The following chart depicts the current distribution of employment by industry. In 2009, the largest employment sectors in the Houston MSA are:
•	Services (40.5%)

•	Government (11.4%)

•	Retail Trade (10.1%)

•	FIRE (9.0%)
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EMPLOYMENT SECTORS 2009
Houston MSA

By comparison, State of Texas’s largest employment sectors are Services (38.9%), Government (14.2%), Retail Trade (11.0%), and FIRE (9.4%).

Over the past five years, the largest meaningful percentage gains in employment within the Houston MSA occurred within the Services and FIRE sectors with annual average compound growth rates of 2.95% and 3.01%, respectively.

For State of Texas, the largest meaningful gains in employment over the past five years occurred within the Services and FIRE sectors with annual average compound growth rates of 2.68% and 3.42%, respectively.

Ten year projections for the Houston MSA show Mining & Other related employment leading all other sectors with Government second. The forecast for State of Texas has Mining & Other related employment leading all other sectors with Government second.
EMPLOYMENT SECTOR TRENDS

	Houston MSA					Change Rate
	2004	2009	% of Total	2014	2019	’04-‘09	’09-‘14	’09-‘19

Total Employment	2,958.2	3,355.5	100%	3,757.8	4,141.0	2.55%	2.29%	2.13%
Construction	235.2	240.1	7.2%	271.6	275.8	0.41%	2.50%	1.40%
FIRE	261.1	302.9	9.0%	334.3	366.5	3.01%	1.99%	1.92%
Government	349.6	384.1	11.4%	440.8	496.7	1.90%	2.79%	2.60%
Manufacturing	219.6	244.8	7.3%	259.4	270.3	2.20%	1.16%	1.00%
Mining & Other	88.6	115.1	3.4%	144.4	176.4	5.37%	4.64%	4.36%
Retail Trade	305.8	339.7	10.1%	379.3	420.4	2.12%	2.23%	2.16%
Services	1,175.3	1,359.3	40.5%	1,525.0	1,698.5	2.95%	2.33%	2.25%
Transport, Info, Util	186.8	210.1	6.3%	226.9	243.1	2.38%	1.54%	1.47%
Wholesale Trade	136.3	159.4	4.7%	176.1	193.4	3.18%	2.01%	1.95%

Ttl Non-Mfg.	2,738.7	3,110.7	92.7%	3,498.4	3,870.7	2.58%	2.38%	2.21%
Ttl Office-Related*	1,786.0	2,046.3	61.0%	2,300.1	2,561.6	2.76%	2.37%	2.27%

*	Includes FIRE, Service and Government (Numbers in thousands {000’s})
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 10
EMPLOYMENT SECTOR TRENDS

			State of Texas			Change Rate
	2004	2009	% of Total	2014	2019	’04-‘09	’09-‘14	’09-‘19

Total Employment	12,379.9	13,897.6	100%	15,441.3	16,918.6	2.34%	2.13%	1.99%
Construction	835.7	855.2	6.2%	963.8	975.6	0.46%	2.42%	1.33%
FIRE	1,108.3	1,311.3	9.4%	1,447.9	1,588.6	3.42%	2.00%	1.94%
Government	1,806.6	1,972.9	14.2%	2,222.8	2,466.4	1.78%	2.41%	2.26%
Manufacturing	936.5	1,007.4	7.2%	1,057.7	1,094.1	1.47%	0.98%	0.83%
Mining & Other	297.8	372.9	2.7%	448.0	528.6	4.60%	3.74%	3.55%
Retail Trade	1,382.9	1,527.9	11.0%	1,686.7	1,850.5	2.01%	2.00%	1.93%
Services	4,733.6	5,403.2	38.9%	6,008.0	6,641.3	2.68%	2.14%	2.08%
Transport, Info, Util	766.2	858.9	6.2%	951.8	1,047.4	2.31%	2.07%	2.00%
Wholesale Trade	512.4	587.9	4.2%	654.5	726.1	2.78%	2.17%	2.13%

Ttl Non-Mfg.	11,443.4	12,890.2	92.8%	14,383.5	15,824.5	2.41%	2.22%	2.07%
Ttl Office-Related*	7,648.5	8,687.4	62.5%	9,678.7	10,696.2	2.58%	2.18%	2.10%

*	Includes FIRE, Service and Government (Numbers in thousands {000’s})

In the following chart, we focus on trends in two broad employment sectors: office-related and manufacturing employment. For purposes of this analysis, we define office-related employment as the total number of jobs in the FIRE, Services and Government sectors. While not all employment in these sectors is office-related, office employment trends tend to mirror the trends in these three categories combined. In Houston, office-related employment as well as manufacturing employment is growing. This indicates a departure for the national trend which is generally shifting toward a more service-based economy. Texas’ and particularly Houston’s economy traditionally has been somewhat counter-cyclical to the national economy. Texas’ lack of labor unions and relatively low operating costs is beneficial for all types of business enterprises. We note that the environment is particularly beneficial for manufacturing firms given demand for materials in support of the energy industry. Trade with Mexico also benefits manufacturers in Texas.
EMPLOYMENT SECTOR TRENDS
Houston MSA
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 11

The Houston MSA accounted for approximately 23.72% of State of Texas’s employment in 1999. In 2009, the ratio is 24.14% and it is projected at 24.48% through 2019. This is an indication that the Houston MSA is growing at a rate similar to that of the State of Texas.

The Houston MSA’s economy is not dependent on a particular sector. The employment base is varied, as are the major employers. Therefore, the Houston MSA should be less susceptible to cyclical fluctuations that have occurred in other areas dominated by a single industry. The area’s major employers are listed below.
MAJOR EMPLOYERS

Employers	# of Employees

Wal-Mart Stores	28,780
Administaff	20,816
Memorial Hermann Healthcare System	18,935
Continental Airlines	18,007
University of TX MD Anderson Cancer Center	16,064
Exxon Mobil Corp.	14,835
Kroger Co.	13,201
Shell Oil co.	11,918
The Methodist Hospital System	11,092

Source: Real Estate Center Market Overview 2008

Income	Personal income is a significant factor in determining the real estate demand in a given market. From 2004 to 2009, the Houston MSA’s income grew at an average annual compound rate of 2.51%, compared to the State of Texas’s average annual compound growth rate of 2.05%. The Houston MSA displayed a larger pattern in per capita income growth over the last ten years. The Houston MSA’s average annual compound growth rate was 2.09% as compared to 1.67% for State of Texas. Projections for the next five and ten year periods reflect growth rates for the Houston MSA that are greater than the anticipated gains for the State of Texas. For the two time frames, 2009 to 2014 and 2009 to 2019, the Houston MSA is anticipated to experience 3.23% and 2.63% average annual growth rates, respectively, compared to the projected growth rates for State of Texas of 3.08% and 2.48%.

An examination of income per household reveals that, historically, the Houston MSA has experienced a growth rate above that of the State of Texas. Future projections predict faster growth for the Houston MSA compared to the State of Texas. In absolute dollars, the Houston MSA’s personal income historically has been above that of the State of Texas, on both a per capita and per household basis.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 12
INCOME PER CAPITA COMPARISON

		State of Texas		Houston MSA
	Year	Income/Capita*	% Change	Income/Capita*	% Change

Historical	1999	$26,788		$31,771
	2004	$28,557	6.6%	$34,513	8.6%
	2005	$29,826	4.4%	$36,536	5.9%
	2006	$30,665	2.8%	$37,647	3.0%
	2007	$31,504	2.7%	$38,799	3.1%
	2008	$31,705	0.6%	$39,118	0.8%
Current	2009	$31,612	-0.3%	$39,070	-0.1%
Projected	2010	$32,834	3.9%	$40,646	4.0%
	2011	$34,044	3.7%	$42,208	3.8%
	2012	$35,130	3.2%	$43,619	3.3%
	2013	$35,974	2.4%	$44,732	2.6%
	2014	$36,786	2.3%	$45,807	2.4%
	2019	$40,402	9.8%	$50,269	10.5%

Average Annual		Historical
Compound Change		Past 5 years	2.05%		2.51%
		Past 10 years	1.67%		2.09%
		Projected
		Next 5 years	3.08%		3.23%
		Next 10 years	2.48%		2.63%

*	Income figures are stated in Year 2000 constant dollars.
INCOME PER HOUSEHOLD COMPARISON

		State of Texas		Houston MSA
	Year	Income/Household*	% Change	Income/Household*	% Change

Historical	1999	$75,401		$90,137
	2004	$80,559	6.8%	$98,458	9.2%
	2005	$84,003	4.3%	$104,070	5.7%
	2006	$86,265	2.7%	$107,130	2.9%
	2007	$88,589	2.7%	$110,386	3.0%
	2008	$89,020	0.5%	$111,144	0.7%
Current	2009	$88,624	-0.4%	$110,854	-0.3%
Projected	2010	$91,908	3.7%	$115,166	3.9%
	2011	$95,146	3.5%	$119,426	3.7%
	2012	$98,027	3.0%	$123,245	3.2%
	2013	$100,228	2.2%	$126,213	2.4%
	2014	$102,332	2.1%	$129,067	2.3%
	2019	$111,512	9.0%	$141,652	9.8%

Average Annual		Historical
Compound Change		Past 5 years	1.93%		2.40%
		Past 10 years	1.63%		2.09%
		Projected
		Next 5 years	2.92%		3.09%
		Next 10 years	2.32%		2.48%

*	Income figures are stated in Year 2000 constant dollars.

Conclusion	Overall, the economic outlook for the Houston MSA is positive. Total population is projected to increase slightly. More importantly, the area is projected to experience increasing employment growth after a period of job loss and recovery of the national economy. Based on this analysis, it is anticipated that the Houston MSA will continue to grow and prosper. The expected growth should provide an economic base that supports demand for real estate in the subject neighborhood and for the subject property. These conditions should stimulate increases in general property values within the foreseeable future.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 13

NEIGHBORHOOD ANALYSIS

Introduction	The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject property is situated in the central section of Deer Park within the eastern sector of Houston. Deer Park is bounded by the cities of Pasadena and La Porte to the east, south, and west, and by the Houston Ship Channel to the north. The subject is located approximately 15 miles southeast of downtown Houston.

Access	The subject property is situated approximately 1.5 miles east of the Sam Houston Tollway, a limited access, high-speed highway that encircles Houston at a radius of about 11 miles from the core area. It is also located about two miles south of Pasadena Freeway (SH 225). Pasadena Freeway extends from I-610, Houston’s inner-most loop highway approximately 8.5 miles west and SH 146, approximately 6 miles to the east.

The subject property is easily accessible and well located along W. Pasadena Boulevard and Center Street, both primary thoroughfares in the neighborhood. Pasadena Boulevard, traversing the area in an east/west orientation, provides access to Sam Houston Tollway to the east and Center Street, traversing the area in a north/south orientation, provides access to Pasadena Freeway to the north. Other major streets in the area include the east/west thoroughfares of 13th Street approximately 1.25 miles to the north and Spencer Highway approximately 1.25 miles to the south.

The main roadways in the neighborhood are fashioned in a traditional grid system. Traffic is controlled by light signals at the major and signs at the minor intersections. Interior neighborhood districts are accessed by city streets off the primary roadways. Traffic flow throughout the area appears to be well managed. The neighborhood is easily accessible from most parts of the Houston area.

Land Uses	Deer Park consists primarily as a suburban residential community. According to the 2000 census, there were 28,520 people, 9,615 households, and 7,941 families residing in the city. Current estimates place the city population in excess of 30,000. The population growth has been fueled by the growth of the petrochemical industry as well as the growth of business along the Houston Ship Channel.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 14

As a residential community, the majority of the city’s land use is devoted to housing, primarily in the form of single family homes. Current estimates indicate that there are over 9,000 homes in the city. In addition to houses, the city has its fair share of multifamily apartment complexes. Single family housing districts are situated along minor city streets with apartments located along heavier traveled roadways and in some cases help buffer commercial uses from residential districts.

Center Street is a commercial corridor in close vicinity to the subject property. Retail strip centers, neighborhood banking, automotive service facilities and other commercial buildings are common developments along this thoroughfare. Similar uses are found along Spencer Highway to the south of the subject property. Large employers in the area include the petrochemical companies and refiners that line the Pasadena Freeway and many businesses along the Houston Ship Chanel.

The Houston Ship Chanel is the northern boundary of Deer Park. The channel is a conduit for ocean going vessels between the Houston-area shipyards and the Gulf of Mexico. Major products, such as petrochemicals and Midwestern grain, are transported in bulk together with general cargo. The proximity to Texas oilfields led to the establishment of numerous petrochemical refineries along the waterway, including ExxonMobil and Shell. The Ship Channel has numerous terminals and berthing locations along Buffalo Bayou and Galveston Bay. The major public terminals include Turning Basin, Barbours Cut, and Bayport. There are many private docks as well, including the ExxonMobil Baytown Complex and the Deer Park Complex.

Utilities and Services	There are adequate private and public education facilities located throughout the neighborhood and surrounding areas. The subject neighborhood is located within the Deer Park Independent School District that operates 14 campuses. Deer Park also maintains a city library, community theater, municipal court building, a three station fire department, a police force with 62 officers, city parks and recreational facilities, state-of-the-art water and sewer processing facilities and a post office.

Economic Trends	In terms of the local economy, the subject neighborhood/city of Deer Park is a well-located and stable employment and residential area. Deer Park has good accessibility to major employment centers, proximity to regional highways, and desirable residential neighborhoods. Due primarily to its accessible location the prospects for continued economic stability is considered good.

Conclusion	In summary, the subject neighborhood is an established and desirable area that offers a broad range of services and good access to other parts of the city. The neighborhood is accessible to regional transportation linkages with good access to employment centers, residential neighborhoods, and shopping and entertainment venues. The neighborhood is adequately serviced by public utilities and community facilities. The neighborhood is designed to serve the needs of local
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 15

residents and businesses. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 16

SITE ANALYSIS

Location	The subject property consist of two land parcels that were developed as two phases of one complex now known as the Parktown Townhouses. The Phase I site is located along the south side of W. Pasadena Boulevard, approximately 1/4 mile west of Center Street. The Phase II site is located along the east side of Center Street, approximately 1/4 mile north of Pasadena Boulevard. The two subject sites are located less than one-half mile apart from each other in the City of Deer Park. Deer Park is located just east of Pasadena approximately 15 miles southeast of downtown Houston.

Site Area and Shape	The property located at 500 W. Pasadena Boulevard contains 18.58 ± acres and is irregular in shape. The property at 146 Center Court contains 7.16 ± acres and in generally rectangular in shape. The combined land area equates to approximately 25.74 acres.

Street Frontage	The 500 W. Pasadena site is afforded with an adequate amount of frontage along the south side of W. Pasadena Boulevard. The Center Court site is situated just east of Center Street along the north and south sides of Center Court.

Topography	The two sites are generally level and on grade with adjoining properties and bounding streets.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on concrete paved internal right-of-ways and parking pads. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	According to FEMA Map Nos. 48201C0920L and 48201C0940L, dated 06/18/200, the subject sites are situated in Flood Zone “X”, an area determined to be outside the 0.2% annual chance floodplain.

Zoning	The subject sites are zoned “MF-1” Multiple Family Low Density by the City of Deer Park. The purpose of this zoning district is to protect the residential character of areas so designated by excluding therefrom principal commercial and industrial activities. This district permits single-family, two-family, townhouses, and multiple-family dwellings. For townhouse development, the district allows a minimum lot area of 2,500 square feet plus 900 square feet of usable open space. This would imply a density of up to 12.8 dwelling units per acre

The current use of the subject sites appears to constitute an allowed and conforming use of the property. However, no representations are made by the appraisers and a review of the complete text of the Deer Park Zoning Code, as well as other applicable ordinances and development
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 17

regulations, is recommended to determine the property’s compliance to all facets of the zoning restrictions.

Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

We were not provided with a recent survey for the subject development. Our inspection of the subject property did not reveal any apparent adverse encroachments based solely on visual observations. An updated survey is recommended for final determination. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Accessibility/Visibility	Ingress and egress to the property is good. The dwelling units in the Phase I section are accessed by Parkway Drive, an internal right-of-way within the development. Parkway Drive is accessed from the south side of W. Pasadena Boulevard. The dwelling units in the Phase II section are accessed off of Center Court. Center Court is situated along the east side of and accessed from Center Street. There is prominent signage identifying the subject property off of W. Pasadena Boulevard and Center Street.

Improvements	The two parcels are improved with a total of 309 townhouse-style apartment units that were originally built in 1969 as two phases of one complex now known as the Parktown Townhouses. The improvements located at 500 W. Pasadena Boulevard contain 215 units while the improvements located at 146 Center Court contain 94 units. Additional site improvements and project amenities include an on-site management office, a swimming pool, two playground areas, concrete paved internal right-of-ways, alleyways and parking pads and mature landscaping.

Conclusions	The site attributes are well suited for the existing development and use.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 18

IMPROVEMENT ANALYSIS

Layout & Configuration	The subject property consists of a townhouse-style apartment complex with a total of 309 dwelling units consisting of one, two, three and four-bedroom floor plans that contain a total area of 350,583 square feet. The property is situated at 500 W. Pasadena Boulevard and 146 Center Court. The two sites are located less than 1/2 mile apart and operated and managed as a single entity.

The site at 500 W. Pasadena, referred to by management as Phase I, is improved with 215 units consisting of one, two, three and four-bedroom floor plans with a total area 256,583 square feet contained within 54 single- story residential buildings. Each unit offers an enclosed patio off the rear entry. The site at 146 Center Court, referred to by management as Phase II, is improved with 94 two-bedroom units that contain a total area 94,000 square feet contained within 24 single-story residential buildings. Each unit offers an enclosed patio at the front entry.

Additional site improvements and project amenities include an on-site management office (at the Phase I location), an Olympic-size swimming pool (at the Phase I location), two playground areas (one each at the Phase I and II location), concrete paved internal right-of-ways, alleyways and parking pads and mature landscaping.

Year Built/Renovated	The existing improvements were reportedly built in 1969. Ongoing maintenance and updating of apartment unit interiors has occurred over the years.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area

1 Bed/1 Bath (Phase I)	13	810	10,530
2 Bed/2 Bath (Phase II)	94	1,000	94,000
2 Bed/2 Bath (Phase I)	46	1,070	49,220
3 Bed/2 Bath (Phase I)	95	1,231	116,945
3 Bed/2 Bath (Phase I)	48	1,231	59,088
4 Bed/3 Bath (Phase I)	13	1,600	20,800

Totals/Averages	309	1,135	350,583

Source: Client provided rent roll data and floor plans; compiled by CRA

Floor Plans	As indicated, the property offers a variety of one, two, three and four- bedroom floor plans. The property is unique in its single-story townhouse-style design and offering of large three and four bedroom floor plans. The property competes very effectively in the market as a result of its uniqueness.

Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s), ample closet space and washer/dryer hookups.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 19

EXTERIOR

Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is wood stud walls with interior partitions comprised of textured and painted drywall.

Floors	The floors are constructed of reinforced concrete slabs with carpet or vinyl covering. The ceiling height is approximately 8 feet.

Walls	The exterior walls are brick veneer and wood trim.

Windows	Windows are single pane glass set in aluminum frames. Entry doors (front and rear) are metal set in metal frames.

Roof	The buildings at the Phase I location have pitched roofs with composition shingle covers. The buildings at the Phase II location have flat roofs with a single-covered mansard trim.

INTERIOR FINISHES

Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for ceramic or vinyl in bathrooms, kitchens and entry foyers.

Kitchens	Typical appliance package consisting of a frost-free refrigerator/freezer, range with oven, dishwasher and garbage disposal. Cabinets are stained or painted wood with laminate countertops.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

MECHANICAL SYSTEMS

HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Washer/dryer hookups are provided in each unit. Each 4-unit building contains a central gas-fired water heater. Water and sewer charges are billed to tenants separately by the property based on a separate billing system.

Fire Protection	The property does not have fire sprinklers, however, there are smoke detectors. This is typical for this vintage property in the market.

ANCILLARY AREAS

Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the interior right-of-way and parking area. The internal drive is accessible for moving vans.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 20

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.

Parking	The internal right-of-way provides access to alleyways and surface parking areas. There appears to be an adequate number of parking spaces provided. The drives and parking areas are concrete paved.

Recreational Amenities	Amenities include an outdoor Olympic-size in-ground swimming pool with surrounding patio/deck area and poolside barbecue pavilion (at the Phase I location), playgrounds (one each at the Phase I and Phase II locations) and on-site management office (at the Phase I location).

FF&E

Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office and various chairs and tables for the pool decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE

Exterior	Average condition. Overall maintenance appears adequate.

Roof	Average to good condition. No roof leaks were reported. On-site management reported that roof covers were replaced within the past few years.

Interiors	Average condition. Overall maintenance appears adequate.

Common Area Amenities	Average condition. Overall maintenance appears adequate.

Sidewalks & Paving	Average condition. Overall maintenance appears adequate with patching and repairs to areas of the site.

Landscaping	Average condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit. We recommend that anyone desiring further information retain an appropriately licensed/trained/certified inspector.

ELEMENTS OF DEPRECIATION

Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The overall physical condition is average to good with adequate maintenance levels. Physical deterioration is primarily limited to general aging and normal wear and tear. Carpet and mechanical equipment in the individual units are updated and/or replaced on an as-needed basis. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 41 years. As a result of on-going maintenance, the effective age is estimated to be less than the actual age of
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 21

the improvements. The effective age is estimated at approximately 30 years.

Capital Improvements	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas.

A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property has operated at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site- specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions is applicable.

Conclusions	The subject improvements have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 22

REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The Harris County Assessor identifies the property by Tax Parcel Identification Numbers 1015290000002, 1015300000001 and 1015310000001 (500 W. Pasadena Boulevard) and 1023400000001 (146 Center Court).

Overview	Real property taxes are based on multiplying the “Assessment”, which is 100% of the “Fair Market Value” (FMV) as determined by the Harris County Property Appraiser, and the Tax Rate, which is determined by municipal, county administration, county school board budgets, several other taxing districts/authorities and also several bond issues.

The tax year is based on a calendar year, payable in arrears. The FMV is supposed to reflect total property value as of January 1 of each year. The Tax Rate is typically determined after the assessments have been finalized prior to billing in September. Payment is due without penalty by January 31.

The assessor can use all three of the standard appraisal methods to establish an equitable FMV, and the amount is not automatically changed due to a sale. Countywide revaluations are required at least every three years; however, the assessor has the authority to re-evaluate property annually. According to the assessor, a property’s sale price does not directly impact the assessment during the subsequent revaluations but is included in the general market pricing trend.

The subject property is under the following taxing jurisdictions:

Deer Park Independent School District
Harris County
Harris County Flood Control
Port of Houston Authority
Harris County Hospital District
Harris County Education Department
San Jacinto Community College
City of Deer Park

Assessments	The subject’s preliminary assessment for 2010 of $9,336,684 represents a 0.6% decrease from the 2009 certified assessed value of $9,394,437. Assessments for 2010 will not be certified until July or August and prior to billing in September. In consideration of the minimal variance between the 2009 certified value and 2010 preliminary value, the 2010 estimate will be processed for valuation purposes.

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.

Tax Rate	The 2009 total tax rate applicable for all taxing authorities with jurisdiction over the subject property equates to 2.84853 per $1,000 of assessed value. Tax rates for 2010 will not be determined until the
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 23

county-wide tax roll is certified. Tax rates have remained relatively stable reflecting modest declines between 2004 and 2008. This trend is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, assessed values are beginning to contract which may lead to increases in tax rates in the near term.

Non-Ad Valorem Assessments
In addition to the various taxing authorities that comprise the combined millage rate listed above, there are also non ad valorem assessments. The establishment of non ad valorem assessments is intended to ensure that low and no valued properties contribute toward various municipal and other government provided services. Currently, there is no Non-Ad Valorem assessment applicable to the subject property.

Real Estate Tax Projection	Utilizing the preliminary 2010 assessment and 2009 total tax rate, the projected tax liability for the subject property equates to $265,958. This amount is inflated by 3% to account for the possible increase in tax rates over the near term. The final tax liability estimated for valuation purposes equates to $275,000, rounded.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 24

APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Houston area apartment market and the local submarket within which the subject property competes. The most recent source of data available to the appraisers was the “1st Quarter 2010 Reis Report”, prepared by Reis and Marcus & Millichap’s 2009 Year End Apartment Report and 1st Quarter 2010 Apartment Research Market Update. These reports divide the Houston Area into various submarkets. The subject is situated within the Pasadena/Deer Park submarket.

Houston Market Overview	Like other cities in Texas, Houston has staved-off the worst effects of the current national recession. However, Houston has been unable to stand unhurt against the overwhelming tide of the current downturn. While the oil and gas sector continues to wield significant influence within the local economy (more to its benefit than cost in recent years), the broad diversification of the local economy over the past couple of decades has made it more responsive to national trends.

It would be expected that the large volume of new product recently delivered and remaining under construction in the Houston area, along with the highest vacancy rate in many years, would have a significant impact on the performance of rents. While there have been declining effects, they have been less than severe. Despite a marked imbalance between supply and demand in 2008, both asking and effective averages enjoyed their largest increase in nearly a decade of 4.4%. The average effective rent was reported at $715 at year-end 2008, up from $685 per unit at year-end 2007. Only in second quarter 2009 did rent growth fall negative. For the year as a whole, rents declined on average by 0.8% to finish at an average of $709 per unit. As of 1st Quarter 2010, the average effective rent was reported at $717 per unit.

The Houston multifamily market contains an overall inventory of about 493,607 units. Overall inventory has increased at a 2.0% annual compound rate since 2001. According to Reis’s construction report, 13,956 market-rate apartments were completed in 2009. These follow 14,225 that delivered in 2008. In addition, 6,768 units were under construction for delivery in 2010, 4,062 of which were delivered in the first quarter. As a result of the large volume of supply coming on line, overall occupancy levels have decreased. As of 1st Quarter 2010, the overall apartment vacancy increased to 12.9%, up from 12.3% at year- end 2009 and 10.1% from year-end 2008.

The following table is a summary of the Houston Apartment Market Profile.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 25
HOUSTON APARTMENT MARKET PROFILE

		Inventory			Net	Eff	Eff Rent
Year	Qtr	(SF/Units)	Completions	Vac %	Absorption	Rent $	% Chg

2005	Y	449,955	7,865	6.2	25,285	$644	1.1
2006	Y	454,535	5,328	7.1	141	$662	2.8
2007	Y	462,321	8,296	8.9	-807	$685	3.5
2008	Y	475,882	14,225	10.1	6,221	$715	4.4
2009	Y	489,737	13,956	12.3	1,651	$709	-0.8
2010	1	493,607	4,062	12.9	637	$717	1.1

Source: the “Reis — 1st Quarter 2010”, Compiled by CRA.

Fondren/Westbury Submarket	The subject is located within the Pasadena/Deer Park submarket. The following table indicates a 5-year history for the submarket.
PASADENA/DEER PARK SUBMARKET

		Inventory			Net	Eff	Eff Rent
Year	Qtr	(SF/Units)	Completions	Vac %	Absorption	Rent $	% Chg

2005	Y	20,229	0	6.2	648	$531	0.4
2006	Y	20,229	0	6.9	-142	$548	3.2
2007	Y	20,229	0	8.3	-283	$574	4.7
2008	Y	20,229	0	9.3	-202	$582	1.4
2009	Y	20,229	0	11.6	-466	$581	-0.2
2010	1	20,229	0	12.3	-141	$587	1.0

As seen in the chart, the subject submarket’s current vacancy is 12.3%, up from 11.6% at year-end 2009 and 9.3% at year-end 2008. The submarket vacancy is slightly below the regional average of 12.9%. No new conventional units have been added to the submarket since 2004 however one subsidized/low income complex with 240 was delivered in 2009 and another with 201 units (both in the city of Pasadena) is under construction and slated for delivery in the 4th quarter. The impact of the subsidized units on conventional complexes in the market is marginal.

Effective rents in the Pasadena/Deer Park submarket average $587/unit; a slight increase from year-end 2008 and 2009 figures. Rents within the subject submarket are below the regional average. The subject submarket exists as a middle-income housing market with the majority of the supply consisting of Class B or inferior product.

Conclusion	The Houston Area apartment market long-term outlook “remains bright,” according to Marcus & Millichap. “Job growth is expected to resume in early to mid 2010, and permitting activity has dropped off significantly, which should bring supply and demand closer to equilibrium.” Reis also expects balance to return, although the process could take a little while; due to the winding down of one of the most active development cycles in a number of years. While vacancy is expected to remain elevated, declining only slowly, rents, which have remained strong relative to what most other markets have endured, are expected to see the return of year- over-year growth in 2010, albeit in small proportion.

With access to major job centers in the eastern sector of the Houston Area, apartments in the subject’s submarket are realizing stable demand. As no new conventional units are expected to be added to the submarket supply in the near term, demand is anticipated to be tied to improvement
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Deer Park, Texas	Page 26

in overall economic conditions. As occupancy levels are not expected to show marked improvement over the near term, concessions (primarily in the form of reduced rent levels) will continue. Market conditions in the subject’s submarket are not anticipated to show improvement until overall job growth resumes and economic conditions begin to improve.
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 27

MARKET RENT ANALYSIS

Subject Property Leasing	A March 2010 Rent Roll was provided for the subject. The average asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid. In addition, the subject’s rent pricing is based on individual unit demand and market rents change often.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath (Phase I)	13	810	10,530	$725	$0.90	$9,425
2 Bed/2 Bath (Phase II)	94	1,000	94,000	$908	$0.91	$85,352
2 Bed/2 Bath (Phase I)	46	1,070	49,220	$890	$0.83	$40,940
3 Bed/2 Bath (Phase I)	95	1,231	116,945	$1,054	$0.86	$100,130
3 Bed/2 Bath (Phase I)	48	1,231	59,088	$952	$0.77	$45,696
4 Bed/3 Bath (Phase I)	13	1,600	20,800	$1,345	$0.84	$17,485

Totals/Averages	309	1,135	350,583	$968	$0.85	$299,028

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. We included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the market.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
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Deer Park, Texas	Page 28
COMPARABLE RENTAL MAP
COGENT Realty Advisors, LLC

Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 29

SUBJECT PROPERTY	Parktown Townhouses
500 W. Pasadena Boulevard and 146 Center Court
Deer Park, Texas

Units	309

Year Built	1969

Occupancy	94%

Amenities	Electric kitchen appliances, washer/dryer connections, walk-in closets, and mini-blinds. Community amenities include an Olympic-size swimming pool, two playground areas, barbecue pavilion.

Concessions	Pricing changes with demand.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath (Phase I)	13	810	10,530	$725	$0.90	$9,425
2 Bed/2 Bath (Phase II)	94	1,000	94,000	$908	$0.91	$85,352
2 Bed/2 Bath (Phase I)	46	1,070	49,220	$890	$0.83	$40,940
3 Bed/2 Bath (Phase I)	95	1,231	116,945	$1,054	$0.86	$100,130
3 Bed/2 Bath (Phase I)	48	1,231	59,088	$952	$0.77	$45,696
4 Bed/3 Bath (Phase I)	13	1,600	20,800	$1,345	$0.84	$17,485

Totals/Averages	309	1,135	350,583	$968	$0.85	$299,028
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COMPARABLE RENTAL 1	Deerglen
401 McDermott
Deer Park, Texas

Units	149

Year Built	1983

Occupancy	94%

Amenities	Washer/dryer connections, electric kitchen appliances, fireplace, ample closet space, mini-blinds and patio/balcony. Complex amenities include clubhouse, pool and fitness center.

Concessions	None; reduced rent structure as presented below.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath	40	700	28,000	$730	$1.04	$29,200
1 Bed/1 Bath TH	29	800	23,200	$799	$1.00	$23,171
1 Bed/1 Bath Den	20	900	18,000	$899	$1.00	$17,980
2 Bed/2 Bath	40	1,025	41,000	$909	$0.89	$36,360
2 Bed/2 Bath	20	1,180	23,600	$999	$0.85	$19,980

Totals/Averages	149	898	133,800	$850	$0.95	$126,691

Comments	Deerglen is located within two blocks of the subject property.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 31

COMPARABLE RENTAL 2	San Augustine
1516 E. Sam Houston Parkway S.
Pasadena, Texas

Units	331

Year Built	1979

Occupancy	97%

Amenities	Washer/dryer connections (except small 1-bedroom), electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include access gates, clubhouse, pool (3), tennis court and laundry room.

Concessions	None; reduced rent structure as presented below.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath	84	614	51,576	$495	$0.81	$41,580
1 Bed/1 Bath	76	690	52,440	$527	$0.76	$40,052
1 Bed/1.5 Bath	16	881	14,096	$660	$0.75	$10,560
1 Bed/1 Bath Study	16	900	14,400	$660	$0.73	$10,560
2 Bed/2 Bath	12	940	11,280	$696	$0.74	$8,352
2 Bed/1 Bath TH	58	980	56,840	$733	$0.75	$42,514
2 Bed/1.5 Bath TH	23	1,105	25,415	$784	$0.71	$18,032
3 Bed/1.5 Bath TH	28	1,160	32,480	$917	$0.79	$25,676
3 Bed/3.5 Bath TH	18	1,227	22,086	$997	$0.81	$17,946

Totals/Averages	331	848	280,613	$650	$0.77	$215,272

Comments	This property is located 1 3/4 miles west of the subject.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 32

COMPARABLE RENTAL 3	Deerwood at the Park
335 E. San Augustine Street
Deer Park, Texas

Units	216

Year Built	1973

Occupancy	92%

Amenities	Washer/dryer connections (except one bedroom units), electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include 2 pools, fitness center and laundry room (2).

Concessions	$99 1st month rent for 2-bedroom units.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath	80	700	56,000	$590	$0.84	$47,200
2 Bed/1.5 Bath	96	975	93,600	$760	$0.78	$72,960
3 Bed/2 Bath	40	1,100	44,000	$799	$0.73	$31,960

Totals/Averages	216	896	193,600	$704	$0.79	$152,120

Comments	This property is located approximately 1/2 mile north of the subject.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 33

COMPARABLE RENTAL 4	London Belle
7878 Spencer Highway
Pasadena, Texas

Units	248

Year Built	1969

Occupancy	N/A

Amenities	Electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, fitness center, 3 pools and laundry facilities (4).

Concessions	None; reduced rent structure as presented below.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath	49	658	32,242	$589	$0.90	$28,861
1 Bed/1 Bath	49	678	33,222	$589	$0.87	$28,861
1 Bed/1 Bath TH	6	720	4,320	$609	$0.85	$3,654
2 Bed/1.5 Bath	4	785	3,140	$649	$0.83	$2,596
2 Bed/2 Bath	9	830	7,470	$659	$0.79	$5,931
2 Bed/2 Bath	48	950	45,600	$699	$0.74	$33,552
2 Bed/2 Bath	53	962	50,986	$709	$0.74	$37,577
2 Bed/2 Bath	7	1,168	8,176	$729	$0.62	$5,103
3 Bed/2 Bath	20	1,200	24,000	$889	$0.74	$17,780
2 Bed/2 Bath	1	1,228	1,228	$855	$0.70	$855
3 Bed/2 Bath TH	2	1,372	2,744	$879	$0.64	$1,758

Totals/Averages	248	859	213,128	$671	$0.78	$166,528

Comments	This property is located approximately 1 1/4 miles south of the subject.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 34

COMPARABLE RENTAL 5	Alexan Deer Park
401 W. Pasadena Boulevard
Deer Park, Texas

Units	216

Year Built	2000

Occupancy	94%

Amenities	Washer/dryer connections, electric kitchen appliances (including microwave oven), extra storage, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include access gates, clubhouse, business center, fitness center, pool, and laundry room.

Concessions	None; reduced rent structure as presented below.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath	60	693	41,580	$730	$1.05	$43,800
1 Bed/1 Bath	12	721	8,652	$710	$0.98	$8,520
1 Bed/1 Bath Den	48	865	41,520	$823	$0.95	$39,504
2 Bed/1 Bath	24	933	22,392	$902	$0.97	$21,648
2 Bed/2 Bath	36	1,125	40,500	$1,039	$0.92	$37,404
2 Bed/2 Bath	12	1,162	13,944	$1,049	$0.90	$12,588
3 Bed/2 Bath	24	1,384	33,216	$1,288	$0.93	$30,912

Totals/Averages	216	934	201,804	$900	$0.96	$194,376

Comments	This property is located across Pasadena Boulevard from the subject.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 35

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1969 and 2000 as compared to the subject’s 1969 date of construction. The subject is unique in the market with its single-story townhouse-style design and large unit sizes. The subject property has been well maintained and because of its unique design and physical condition, competes effectively with newer product in the influencing area.

The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property. Alexan Deer Park is the newest property in the data set. As a result of its recent date of construction this property commands the highest level of rents on a per square foot basis. The subject property should command a rent level below the rent commanded by this property. San Augustine, Deerwood at the Park and London Belle are rated as being physically inferior to the subject property. The subject should command a rent level aligned above the rents commanded by these properties. Deerglen is rated as being the most similar property in the data set to the subject. The subject should command rents similar to those exhibited by this property.

One Bedroom Units	The subject property offers a one bedroom floor plan that contains 810 square feet. The average quoted rental rate for this floor plan is $725 per month or $0.90 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	810	$725	$0.90	Subject

Deerglen	800	$730	$0.91	Similar
San Augustine	881	$660	$0.75	Inferior
Deerwood at the Park	700	$590	$0.84	Inferior
London Belle	720	$609	$0.85	Inferior
Alexan Deer Park	865	$823	$0.95	Superior

Subject Range	810	$725	$0.90
Comparable Range	700 - 881	$590 - $823	$0.75 - $0.95

The rents illustrated by comparable sized one-bedroom floor plans range from $590 to $823 per month and $ 0.75 to $0.95 per square foot. The newest property in the data set, Alexan Deer Park, commands the highest rent. The subject’s quoted rent is appropriately aligned below the rent commanded by this property. The properties rated as being inferior to the subject, San Augustine, Deerwood at the Park and London Belle, exhibit rents aligned with the low end of the comparable range. The subject’s quoted rent is appropriately aligned above the rents commanded by these properties. Deerglen, the property rated as being most similar to the subject property collects rent that is similar to that of the subject. Review of market data indicates that the subject’s quoted rent structure is market oriented.

Two-Bedroom Units	The subject offers two (2) two-bedroom floor plans that range in size from 1,000 to 1,070 square feet. The average quoted rents for these floor plans range from $890 to $908 per month and $0.83 and $0.91 per square foot.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 36

Similar sized floor plans within the competing properties are presented below.
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,000	$908	$0.91	Subject
	1,070	$890	$0.83	Subject

Deerglen	1,025	$909	$0.89	Similar
	1,180	$999	$0.85
San Augustine	980	$733	$0.75	Inferior
	1,105	$784	$0.71
Deerwood at the Park	975	$760	$0.78	Inferior
London Belle	962	$709	$0.74	Inferior
	1,168	$729	$0.62
Alexan Deer Park	1,125	$1,039	$0.92	Superior

Subject Range	1,000 - 1,070	$890 - $908	$0.83 - $0.91
Comparable Range	962 - 1,180	$709 - $1,039	$0.62 - $0.92

The comparable two-bedroom units range in size from 962 to 1,180 square feet and illustrate rents ranging from $709 to $1,039 per month, or $0.62 to $0.92 per square foot. The subject’s quoted rent is appropriately aligned below the rent commanded by Alexan Deer Park, the newest property and above the rents commanded by San Augustine, Deerwood at the Park and London Belle, inferior properties. The subject’s quoted rent is in line with the rents illustrated by the most similar property, Deerglen. Review of market data indicates that the subject’s quoted rent structure is market oriented.

Three & Four Bedroom Units
The subject offers two (2) three-bedroom floor plans and one (1) four-bedroom floor plan that range in size from 1,231 to 1,600 square feet. The average asking rents for these units range from $952 to $1,345 per month or $0.77 and $0.86 per square foot. There are no comparable four bedroom floor plans within the market. Three-bedroom floor plans within the competing properties are presented below.
THREE AND FOUR BEDROOM COMPARISON

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,231	$1,054	$0.86
	1,231	$952	$0.77
	1,600	$1,345	$0.84

Deerglen	1,180	$999	$0.85	Similar
San Augustine	1,227	$997	$0.81	Inferior
Deerwood at the Park	1,100	$799	$0.73	Inferior
London Belle	1,228	$855	$0.70	Inferior
	1,372	$879	$0.64
Alexan Deer Park	1,384	$1,288	$0.93	Superior

Subject Range	1,231 - 1,600	$952 - $1,345	$0.77 - $0.86
Comparable Range	1,100 - 1,384	$799 - $1,288	$0.64 - $0.93

The comparable three-bedroom units under analysis range in size from 1,100 to 1,384 square feet and illustrate monthly asking rents that range from $799 to $1,288 per unit and $0.64 to $0.93 per square foot. As indicated, the subject’s quoted rent is appropriately aligned below the rent commanded by the newest property (Alexan Deer Park), above the rents commanded by inferior properties (San Augustine, Deerwood at the Park and London Belle) and in line with the rent illustrated by the most
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 37

similar property (Deerglen). Review of market data indicates that the subject’s quoted rent structure is market oriented.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath (Phase I)	13	810	10,530	$725	$0.90	$9,425
2 Bed/2 Bath (Phase II)	94	1,000	94,000	$908	$0.91	$85,352
2 Bed/2 Bath (Phase I)	46	1,070	49,220	$890	$0.83	$40,940
3 Bed/2 Bath (Phase I)	95	1,231	116,945	$1,054	$0.86	$100,130
3 Bed/2 Bath (Phase I)	48	1,231	59,088	$952	$0.77	$45,696
4 Bed/3 Bath (Phase I)	13	1,600	20,800	$1,345	$0.84	$17,485

Totals/Averages	309	1,135	350,583	$968	$0.85	$299,028
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Deer Park, Texas	Page 38

HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses generally include residential and multifamily developments to the north, west and south and commercial uses to the east. All utilities are available or currently service the site. The physical characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property

Legally Permissible	The subject property is currently zoned for low density multiple family residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is likely.

Financially Feasible	In light of current economic conditions, all types of properties have realized decreasing occupancy and rent levels. The existing supply of commercial properties and apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time. Even if financial feasibility were pronounced, it would be difficult to obtain construction financing and capital in the currently constrained credit markets.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is
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Deer Park, Texas	Page 39

evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve to a level that permits development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a townhouse-style apartment complex. The complex was built in 1969 and is 94% occupied. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovation occurring when needed.

Legally Permissible	The subject property is reportedly an allowed and conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and occupancy in its current condition. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land and there does not appear to be a need for remodeling or repositioning.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 40

VALUATION PROCESS

INTRODUCTION	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

Cost Approach	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

Income Approach	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

Sales Comparison	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. Although the volume of sales activity is down as a result of market conditions, our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

Reconciliation	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 42

INCOME CAPITALIZATION APPROACH

VALUATION	As the subject property is operating at stabilized occupancy, we have used the Direct Capitalization method to estimate value.

Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. It further states that: only the first year’s income is considered. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.    Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $299,028 per month or $3,588,336 for the appraised fiscal year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts for concessions that are offered in the form of reduced rent.

Operating statements under review indicate a historical loss to lease range of 2.0% to 5.0% of the gross rent potential between 2007 and 2009. The 2010 operating budget provides no provision for loss to lease as a result of the estimated reduced rent structure. Review of the current rent roll indicates that current rents in place are approximately 6% below the rents in place. Based on the market rent estimated above, current rents in place and historical indicators a 4.0% loss to lease allowance is forecasted in the valuation pro forma.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Each of the properties surveyed as rent comparables offer some
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Deer Park, Texas	Page 43

form of rent concession. The concessions primarily consist of reduced rent or in certain instances free rent over a portion of the lease term. As market fundamentals improve, concessions will abate and effective rent levels will begin to escalate.

At the subject property, concessions are amortized over the lease term resulting in a reduced rent structure in comparison to historically achieved rent levels. Concessions have ranged from 1.5% to 1.7% of the gross rent potential over the last few years. The current budget provides a 0.9% allowance for concessions as most are accounted for in the currently reduced rent structure. In consideration of the market rent structure estimated above and historical indicators a 1.5% concession allowance is processed.

Vacancy/Credit Loss	The subject has been able to maintain its fair share of market occupancy despite weakening market fundamentals over the past few years. It is currently 94% occupied, or 6% vacant, as of the date of appraisal. The subject’s current vacancy level is below both the Pasadena/Deer Park submarket’s average market vacancy rate of 12.3%, as of the 1st Quarter 2010, and the Houston metro area average of 12.9%.

The subject’s current level of occupancy is within the range of occupancy levels reported by competitors in the immediate vicinity. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Deerglen	1983	149	94%
San Augustine	1979	331	97%
Deerwood at the Park	1973	216	92%
Alexan Deer Park	2000	149	94%

Averages	1984	211	94%

The subject property has had a generally stable operating history. The year- to-date 2010 average occupancy at the subject property is slightly above 95%. The subject’s sustained level of occupancy is similar to the occupancy levels achieved by competitors in the influencing market area. In consideration of the subject’s current occupancy and indicators exhibited by competitors in the immediate market area, a vacancy factor of 6.0% is estimated.

Collection losses have ranged from approximately 0.5% to 2.0% over the past couple of years and year-to-date 2010. A 1.0% collection loss factor is forecasted. A combined vacancy and collection loss factor of 7.0% is forecasted in the valuation pro forma.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $320 to $564 per unit or 2.9%to 4.8% of the gross rent potential between 2007 and 2007. Other income is budgeted at $529 per
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Deer Park, Texas	Page 44

unit or 4.9% of the gross rent potential in 2010. Other income is projected at $550 per unit for the appraised fiscal year based on historical and budgeted collections.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including water, sewer and trash collection. Utility income has been increasing over the past few years ranging from $658 to $796 per unit between 2007 and 2009. The 2010 budget projects utility recovery to be $715 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $231,750,or $750 per unit.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2007 through Year End 2009 as well as the 2010 Budget. Expenses for similar apartment properties in the Houston area and Texas region were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
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Deer Park, Texas	Page 45
RECONSTRUCTED OPERATING STATEMENTS – PARKTOWN TOWNHOUSES

	309			309			309			309
	Year End 2007			Year End 2008			Year End 2009			2010 Budget
No. of Units								Per			Per
Year	Actual	Per Unit	Percent	Actual	Per Unit	Percent	Actual	Unit	Percent	Budget	Unit	Percent
			% of			% of			% of			% of
			GRP			GRP			GRP			GRP
INCOME
Gross Rent Potential (Market Rent)	$3,409,102	$11,033	100.0%	$3,406,761	$11,025	100.0%	$3,634,482	$11,762	100.0%	$3,336,955	$10,799	100.0%
Loss to Lease	$(168,581)	$(546)	-4.9%	$(67,303)	$(218)	-2.0%	$(180,377)	$(584)	-5.0%	$0	$0	0.0%
Vacancy/Credit/Non-revenue Units	$(492,967)	$(1,595)	-14.5%	$(409,208)	$(1,324)	-12.0%	$(255,337)	$(826)	-7.0%	$(218,302)	$(706)	-6.5%
Concessions	$(59,124)	$(191)	-1.7%	$(52,856)	$(171)	-1.6%	$(53,299)	$(172)	-1.5%	$(31,537)	$(102)	-0.9%

Net Rental Income (NRI)	$2,688,430	$8,700	78.9%	$2,877,394	$9,312	84.5%	$3,145,469	$10,180	86.5%	$3,087,116	$9,991	92.5%
Other Income	$98,892	$320	2.9%	$146,167	$473	4.3%	$174,182	$564	4.8%	$163,411	$529	4.9%
Reimbursements	$203,375	$658	6.0%	$209,608	$678	6.1%	$246,097	$796	6.8%	$220,885	$715	6.6%

Total Property Income (EGI)	$2,990,697	$9,679	87.7%	$3,233,169	$10,463	94.9%	$3,565,748	$11,540	98.1%	$3,471,412	$11,234	104.0%

			% of EGI			% of EGI			% of EGI			% of EGI

EXPENSES
Payroll	$357,497	$1,157	12.0%	$417,900	$1,352	12.9%	$468,407	$1,516	13.1%	$412,977	$1,336	11.9%
Utilities	$323,763	$1,048	10.8%	$372,081	$1,204	11.5%	$347,022	$1,123	9.7%	$370,418	$1,199	10.7%
Repairs and Maintenance	$268,529	$869	9.0%	$284,852	$922	8.8%	$261,932	$848	7.3%	$268,252	$868	7.7%
Marketing	$109,085	$353	3.6%	$98,052	$317	3.0%	$70,827	$229	2.0%	$62,668	$203	1.8%
Administration/Office	$70,701	$229	2.4%	$51,992	$168	1.6%	$60,219	$195	1.7%	$62,396	$202	1.8%
Real Estate Taxes	$338,853	$1,097	11.3%	$305,012	$987	9.4%	$262,183	$848	7.3%	$296,546	$960	8.5%
Insurance	$143,261	$464	4.8%	$112,015	$363	3.5%	$162,562	$526	4.6%	$190,274	$616	5.5%
Management Fee	$148,861	$482	5.0%	$160,192	$518	5.0%	$175,412	$568	4.9%	$173,350	$561	5.0%
Reserves	$0	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%

TOTAL EXPENSES	$1,760,550	$5,698	58.9%	$1,802,096	$5,832	55.7%	$1,808,564	$5,853	50.7%	$1,836,881	$5,945	52.9%

NET OPERATING INCOME	$1,230,147	$3,981	41.1%	$1,431,073	$4,631	44.3%	$1,757,184	$5,687	49.3%	$1,634,531	$5,290	47.1%
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Deer Park, Texas	Page 46

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,157 to $1,516 per unit over the past few reporting periods and budgeted at $1,336 per unit. Based on the subject’s historical and budgeted expense data, a salary and benefits expense of $1,300 per unit, or $401,700, is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges are offset by applicable tenant reimbursements. At the subject property, tenants reimburse the landlord for water and sewer. The utility expenses at the subject property have ranged from $1,048 to $1,204 per unit over the past three years. An amount of $1,200 per unit is projected, similar to the 2010 budgeted amount of $1,199 per unit. The total projected amount equates to $370,800 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for contract services, makeready/turnover, maintenance supplies and general maintenance and repairs. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The condition of the property suggests that the property is receiving an adequate level of maintenance.

The maintenance and repair expense at the subject property has ranged from $848 to $922 per unit over the past few years. An amount equivalent to $868 per unit is budgeted in 2010. In consideration of the subject’s historical expenditures, the repair/maintenance expense is estimated at $850 per unit or $262,650. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property exhibit a decreasing trend from 2007 through 2009. The 2007, 2008 and 2009 marketing expenses were $353, $317 and $229 per unit, respectively. An amount equivalent to $203 per unit is budgeted for 2010. Based on historical data, marketing expenses are projected at $225 per unit or $69,525.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The administrative expenses at the subject property have ranged from $168 to $229 per unit. The amount budgeted for 2010 equates to $202 per unit.
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An amount of $200 per unit is processed for the appraised fiscal year. This equates to a total of $61,800.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $275,000.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The insurance expenses at the subject property range from $363 to $526 per unit between 2007 and 2009. An amount equivalent to $616 per unit is budgeted for 2010. Insurance expenses are projected at $550 per unit or $169,950 based on the most recent historical figures.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $300 per unit is forecast. This amounts to $92,700 per year.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $1,810,370, or $5,859 per unit. The indicated operating expense ratio is 51.1% when including reserves and 48.5% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the Houston area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
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Deer Park, Texas	Page 48
VALUATION PRO FORMA

	3/22/2011
Appraised Fiscal Year-ending	Total	Per Unit	Percent
			% of GPI
INCOME
Gross Rent Potential (Market Rent)	$3,588,336	$11,613	100.0%
Loss to Lease	$(143,533)	$(465)	-4.0%
Vacancy/Credit/Non-revenue Units	$(251,184)	$(813)	-7.0%
Concessions	$(53,825)	$(174)	-1.5%

Net Rental Income (NRI)	$3,139,794	$10,161	87.5%
Other Income	$169,950	$550	6.0%
Reimbursements	$231,750	$750	6.5%

Total Property Income (EGI)	$3,541,494	$11,461	98.7%

			% of EGI
EXPENSES
Payroll	$401,700	$1,300	11.3%
Utilities	$370,800	$1,200	10.5%
Repairs and Maintenance	$262,650	$850	7.4%
Marketing	$69,525	$225	2.0%
Administration/Office	$61,800	$200	1.7%
Real Estate Taxes	$275,000	$890	7.8%
Insurance	$169,950	$550	4.8%
Management Fee	$106,245	$344	3.0%
Reserves	$92,700	$300	2.6%

TOTAL EXPENSES	$1,810,370	$5,859	51.1%

NET OPERATING INCOME	$1,731,124	$5,602	48.9%
CAPITALIZATION RATE ANALYSIS

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and(b) investor surveys.

Derivation from Sales	The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 7.5% to 8.4% with an average and median of 8.0% and 8.1%, respectively. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	Champions Woods	Westchase Forest	Parkside Apartments	Bermuda Woods
Date of Sale	9/24/2009	10/21/2009	9/25/2009	Listing
Year Built	1983	1999	1983	1976
Cap Rate	8.0%	8.4%	8.2%	7.5%

The sales transactions are relatively recent and the capitalization rates produced by these sales are generally indicative of current market conditions. The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in the Houston area. The sale properties were built between 1976 and 1999 and reported to be in average to good condition at the time of sale. The lowest rate of 7.5% represents a property listed for sale. This rate is adjusted up to reflect the likelihood that the ultimate sales price will be below the list price. Based on prevailing market indicators, a capitalization rate of approximately 8.0% is concluded from a review of market data.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 1st Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
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Deer Park, Texas	Page 49
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	6.50% -14.00% 10.18%	Range Average
Overall Capitalization Rate	5.00% -11.00% 7.85%	Range Average
Terminal Capitalization Rate	5.00% -11.00% 8.01%	Range Average

Source: Korpacz Real Estate Investor Survey, 1st Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009, although the rate of increase began to moderate in the 3rd quarter of 2009. Rates showed signs of contraction in the 1st quarter 2010 indicating that the overall apartment market may be stabilizing. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey

Conclusion of OAR	The subject is an average quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject enjoys a niche in the market as a result of its unique single-story townhouse design and spacious floor plans. The subject property competes effectively in its market, offers an amenity package that is typical of similar vintage properties in the influencing area and was 94% occupied as of the date of inspection. The subject property enjoys a good location and was observed to be in average physical condition.

An OAR of approximately 8.0% was suggested from a review of actual sales data. Investor surveys indicate that the average rate for garden apartments in the national market is approximately 7.85%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate of 8.0% is concluded.

VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $1,731,124 for the appraised fiscal year.
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Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value
$1,731,124	÷	8.0%	=	$21,639,050

Rounded				$21,600,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of May 25. 2010, is rounded to:
TWENTY-ONE MILLION SIX HUNDRED THOUSAND DOLLARS
($21,600,000)
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SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell of properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	As a result of current market conditions, sales volume for most types of commercial real estate have declined considerably from historical levels. Although the volume of sales is down, an adequate number of apartment sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES
To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $49,462 to $63,333 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations. The primary limitation of the sales data is the lack of truly comparable properties that feature the single-story townhouse-style design and large average floor plan size as the subject property.
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 52
PRESENTATION OF COMPARABLE SALES DATA

Sale No.	1	2	3	4
Name	Champions Woods	Westchase Forest	Parkside Apartments	Bermuda Woods
Location	6830 Champions Plaza Dr.	11355 Richmond Ave.	10600 Six Pines Dr.	1500 Witte Road
	Houston, TX 77091	Houston, TX 77082	The Woodlands, TX	Houston, TX
Grantor	CWA Apartments	Drever Westchase	WM Parkside, LP	N/A
Grantee	WW Champs	Houston Westchase Forest	Inland Real Estate Corp	N/A
Sales Price	$9,200,000	$23,200,000	$22,800,000	$7,550,000
Sale Date	9/24/2009	10/21/2009	9/25/2009	Listing
Year Built	1983	1999	1983	1976
No. of Units	186	400	360	145
Net Rentable Area (SF)	165,425	336,300	312,948	172,408
Avg. Unit Size (SF)	889	841	869	1,189
Occuapncy	95%	89%	93%	93%
Price/SF	$55.61	$68.99	$72.86	$43.79
Price/Unit	$49,462	$58,000	$63,333	$52,069
Net Income	$731,772	$1,953,108	$1,872,500	$570,000
NOI/SF	$4.42	$5.81	$5.98	$3.31
NOI/Unit	$3,934	$4,883	$5,201	$3,931
Cap Rate (OAR)	8.0%	8.4%	8.2%	7.5%
EGIM	6.4	6.2	6.5	5.2
Expense Ratio (OER)	49%	48%	46%	61%
COMPARABLE SALES MAP
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Parktown Townhouses Apartments	June 7, 2010
Deer Park, Texas	Page 53

ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. A condition of sale adjustment is considered for Comparable #4, a current listing. A downward adjustment of 5% is applied to this sale to account for the effects negotiation between the seller and ultimate buyer and will have, resulting in a sales price that will likely be below the listing amount.

Expenditures Made Immediately After Sale
Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between September 2009 and the present.

Market conditions began to deteriorate in approximately mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. Market fundamentals remain soft at this time however beginning at approximately the 3rd quarter 2009 the general trend of deterioration appears to have moderated and have actually begun to contract over the past quarter. Given the recent nature of the sale transactions, no adjustment for time is warranted.

Location	The location of the subject property is rated as being slightly superior to the location of Sales #1 and #4. Upward adjustment to the prices of these comparables is warranted. Conversely, the subject’s location in comparison to Sales #2 and #3 is deemed slightly inferior and downward adjustment to the prices for these properties have been made.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. Sales #1 and #3 were built in 1983 and although newer than the subject in terms of chronological age, the subject has been well maintained and displays a similar effective age as these sales. No material adjustment to these sales is wanted for physical characteristics. Sale #2 was built in 1999 and rated as being physically superior to the subject property. A downward adjustment to this sale has been made. Listing #4 was built in
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Page 54

1976 and does not appear to have been maintained to the level of the subject necessitating upward adjustment to this comparable property.

Average Unit Size	The subject has an average unit size of 1,135 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	The comparable properties offer amenity packages that are typical of the market. The subject’s primary amenity and niche in the market is its single- story townhouse-style design. Although the subject has only basic project and unit amenities, any difference afforded to any of the comparables with a superior amenity package is felt to be offset by the subject’s niche profile described above. No significant adjustment is deemed necessary for amenities.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All the properties were operating at stabilized occupancy at the date of sale and were generally at market rates. No adjustment is deemed applicable for this factor.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following chart.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4
Name	Champions Woods	Westchase Forest	Parkside Apartments	Bermuda Woods
Address	6830 Champions Plaza Dr.	11355 Richmond Ave.	10600 Six Pines Dr.	1500 Witte Road
	Houston, TX 77091	Houston, TX 77082	The Woodlands, TX	Houston, TX
Sale Date	9/24/2009	10/21/2009	9/25/2009	Listing

Price per Unit	$49,462	$58,000	$63,333	$52,069

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0

Adjusted for Financing per Unit	$49,462	$58,000	$63,333	$52,069
Conditions of Sale Adjustment	0.0%	0.0%	0.0%	-5.0%

Adjusted for Special Conditions	$49,462	$58,000	$63,333	$49,466
Time	0.0%	0.0%	0.0%	0.0%

Time Adjusted Price per Unit	$49,462	$58,000	$63,333	$49,466

Location	10%	-5%	-10%	15%
Age/Condition/Quality	0%	-10%	0%	20%
Average Unit Size	30%	30%	30%	0%
Amenities	0%	0%	0%	0%
Economics	0%	0%	0%	0%

Total Adjustments (%)	40%	15%	20%	35%

Adjusted Price per Unit	$69,247	$66,700	$76,000	$66,779
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Page 55

VALUE CONCLUSION	After analysis and adjustments, a value range of $66,700 to $76,000 per unit is indicated. The mean and median adjusted sales prices equate to $69,682 and $68,013 per unit. Sales #2 and #3 required the least overall adjustment and are accorded most emphasis in this analysis. A value of $70,000 per unit is concluded.

Number
of Units		Price per Unit		Indicated Value
309	x	$70,000	=	$21,630,000

Rounded				$21,600,000

Applying the stabilized value to the stabilized Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated EGIM of approximately 6.1 on a stabilized basis. This indicated EGIM is aligned toward the middle of the range exhibited by the most recent transactions (5.2x to 6.5x with an average of 6.1x). This is considered reasonable. This indicator suggests that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of May 25, 2010, free and clear of financing, via the Sales Comparison Approach, is rounded to:
TWENTY-ONE MILLION SIX HUNDRED THOUSAND DOLLARS
($21,600,000)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Page 56

RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is May 25, 2010. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$21,600,000
Sales Comparison Approach	$21,600,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels as a result of current market conditions, our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach is supportive of that concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of May 25, 2010 is:
TWENTY-ONE MILLION SIX HUNDRED THOUSAND DOLLARS
($21,600,000)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
ADDENDA
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Main Entrance to 500 W. Pasadena
View of typical building within Phase I section
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
View of typical building elevation (Phase I)
View along internal right-of-way (Phase I)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
View of typical alleyway between buildings and parking area (Phase I)

Typical unit entry (Phase I)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Grassy common area between buildings (Phase I)
Typical kitchen (Phase I)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Typical bathroom (Phase I)
Typical living area (Phase I)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Typical building (Phase II)
Typical unit entry (Phase II)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Grassy common area between buildings (Phase II)
Parking area between buildings (Phase II)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Typical kitchen (Phase II)
Typical living area (Phase II)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Typical bathroom (Phase I)
Pool area (Phase I)
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
IMPROVED SALES PHOTOGRAPHS
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
IMPROVED SALES PHOTOGRAPHS
Sale No. 1 — Champions Woods
Sale No. 2 — Westchase Forest
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
IMPROVED SALES PHOTOGRAPHS
Sale No. 3 -Aventine at Deerwood
Listing No. 4 — Bermuda Woods
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
APPRAISER QUALIFICATIONS
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Parktown Townhouses Apartments Deer Park, Texas	June 7, 2010 Addenda
STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
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